DBOT ATS, LLC
Statement of Financial Condition
As of December 31, 2016

ASSETS

Assets:		
Cash	$	98,222
Prepaid expenses		3,638
FINRA CRD Deposit		181
Intangible assets		76,992
Total assets	$	179,033

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable	$	685
Total liabilities		685
Member's equity		178,348
Total liabilities and member's equity	$	179,033

The accompanying Notes are an integral part of this statement